August 24, 2010

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds
Shehzad Niazi

Re:	Express, LLC, Express Finance Corp., Express, Inc. and Express GC, LLC
Registration Statement on Form S-4
File No. 333-168571

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Express, LLC and Express Finance Corp. (the “Issuers”), Express, Inc. and Express GC, LLC (collectively with the Issuers, the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-168571) (the “Registration Statement”), to 2:00 p.m. Eastern Time, on Thursday, August 26, 2010 or as soon thereafter as practicable. The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Registrants acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 24, 2010

Please contact Robert M. Hayward, P.C. or William R. Burke of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2000, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Express, LLC

By:	/s/ Matthew C. Moellering
Name:	Matthew C. Moellering
Title:	Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

Express Finance Corp.

By:	/s/ Matthew C. Moellering
Name:	Matthew C. Moellering
Title:	Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

Express, Inc.

By:	/s/ Matthew C. Moellering
Name:	Matthew C. Moellering
Title:	Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

Express GC, LLC

By:	/s/ Matthew C. Moellering
Name:	Matthew C. Moellering
Title:	Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

cc:	Robert M. Hayward, P.C.
Kirkland & Ellis LLP

William R. Burke
Kirkland & Ellis LLP